UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Sapiens International Corporation N.V. (“Sapiens”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, interim unaudited consolidated financial statements as of, and for the six month period ended, June 30, 2015; (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Operating and Financial Review and Prospects, which reviews Sapiens’ results of operations and financial condition as of, and for the six month period ended, June 30, 2015; and (iii) furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T promulgated by the SEC.

Sapiens intends to incorporate by reference the foregoing six-month interim unaudited consolidated financial statements of Sapiens, together with the Operating and Financial Review and Prospects covering that six month period, in a Registration Statement on Form F-3 that Sapiens intends to file with the SEC on or about the date hereof.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of Sapiens as of, and for the six month period ended, June 30, 2015

99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2015

101	The following financial information from Exhibit 99.1 to this Form 6-K, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Condensed Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015 (Unaudited);

(ii) Interim Condensed Consolidated Statements of Income (Unaudited) for the six months ended June 30, 2014 and 2015;

(iii) Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the six months ended June 30, 2014 and 2015;

(iv) Interim Condensed Statements of Equity (Unaudited) for the six months ended June 30, 2014 and 2015;

(v) Interim Condensed Consolidated Statements of Cash Flows (Unaudited) for the six months ended June 30, 2014 and 2015; and

(vi) Notes to the Interim Condensed Consolidated Financial Statements (Unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By: /s/ Roni Giladi

Roni Giladi

Chief Financial Officer

Dated: October 14, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of Sapiens as of, and for the six month period ended, June 30, 2015

99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2015

101	The following financial information from Exhibit 99.1 to this Form 6-K, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Condensed Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015 (Unaudited);

(ii) Interim Condensed Consolidated Statements of Income (Unaudited) for the six months ended June 30, 2014 and 2015;

(iii) Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the six months ended June 30, 2014 and 2015;

(iv) Interim Condensed Statements of Equity (Unaudited) for the six months ended June 30, 2014 and 2015;

(v) Interim Condensed Consolidated Statements of Cash Flows (Unaudited) for the six months ended June 30, 2014 and 2015; and

(vi) Notes to the Interim Condensed Consolidated Financial Statements (Unaudited).